Exhibit 99.1

Blake, Cassels & Graydon LLP Barristers & Solicitors Patent & Trade-mark Agents 199 Bay Street Suite 4000, Commerce Court West Toronto ON M5L 1A9 Canada Tel: 416-863-2400 Fax: 416-863-2653

February 22, 2016

VIA SEDAR

Reference: 75681/30

To the Securities Regulatory Authorities in each of the Provinces of Canada

RE:	Algonquin Power & Utilities Corp.
Re:	Final Short Form Prospectus
SEDAR Project No. 2442267

 Dear Sirs/Mesdames:

We refer to the final short form prospectus dated February 22, 2016 (the “Prospectus”) of Algonquin Power & Utilities Corp. relating to the public offering of 5.00% convertible unsecured subordinated debentures represented by instalment receipts.

We hereby consent to the reference to our name and opinion under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”, and to the reference to our name on the inside cover page and under the heading “Legal Matters”, in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations (as defined in the Canadian securities legislation) in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with such opinion.

Yours very truly,

(signed) BLAKE, CASSELS & GRAYDON LLP